June 27, 2025

Via Edgar Transmission

Ms. Rebekah Reed/Mr. Taylor Beech

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Gifts International Holdings Ltd (the “Company”) Registration Statement on Form F-1 Filed June 6, 2025 File No. 333-287861

Dear Ms. Reed/Mr. Beech,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated June 24, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are filing the Amendment No. 1 to Registration Statement via Edgar (the “Amended F-1 No. 1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form F-1 filed June 6, 2025

Management

Employment Agreements with Executive Officers, page 111

1.	We are unable to locate the termination provisions described here in the form of employment agreement on file as Exhibit 10.2. Please revise for consistency or advise. Additionally, please provide a more fulsome description of the material terms of the 2025 Share Incentive Plan in the prospectus.

Response: We respectfully advise the Staff that we have revised pages 111 and 112 of the Amended F-1 No. 1.

Material Tax Considerations

Hong Kong Taxation, page 125

2.	We note that paragraph 7(iv) of the opinion of Hong Kong counsel filed as Exhibit 5.2 states that the disclosure in this section “constitute[s] [its] opinion.” Please also state in the prospectus that the Hong Kong tax disclosure is the opinion of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: We respectfully advise the Staff that we have revised page 125 of the Amended F-1 No. 1.

Exhibit Index

Exhibit 5.4, page II-2

3.	Please file a revised opinion of Macau counsel that includes counsel’s consent to being named in the prospectus and to the filing of the opinion as an exhibit to the registration statement.

Response: We respectfully advise the Staff that we have revised Exhibit 5.4 to the Amended F-1 No. 1.

Exhibit 23.1, page II-2

4.	Please obtain and file a revised auditor’s consent that refers to both dates of the audit report.

Response: We respectfully advise the Staff that we have revised Exhibit 23.1 to the Amended F-1 No. 1.

Please contact the undersigned at (1) 310-728-5129 you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick, Esq.
Lawrence S. Venick

Direct Dial: +1 310-728-5129
Email: lvenick@loeb.com